EMPLOYMENT AND STOCK INCENTIVE AGREEMENT


          THIS EMPLOYMENT AND STOCK INCENTIVE AGREEMENT is entered into this 5th day of September, 1996, by and between PACIFIC BAJA LIGHT METALS CORP., a Wyoming Corporation ("Pacific Baja"), TURBODYNE TECHNOLOGIES, INC., a British Columbian corporation ("Turbodyne"), and MICHAEL JOYCE ("Mr. Joyce").

          POSITION: President/CEO of Pacific Baja and its subsidiaries, Optima Wheel, Inc. ("Optima"), Baja Pacific Light Metals, Inc. ("Baja Pacific") and Baja Oriente S.A. de C.V. ("Oriente").

          Mr. Joyce will report directly to the Board of Pacific Baja.

          1. COMPENSATION. Pacific Baja agrees to pay Mr. Joyce during the term of this agreement the following salary and bonus amounts:

               a. BASE SALARY. A base salary of $12,500 per month, payable in accordance with the normal payroll schedule of Optima.

               b. CASH BONUS. Mr. Joyce will be entitled to an annual cash bonus based on the consolidated net operating profit (before taxes) of Optima, Baja Pacific and Oriente. Accordingly, the net operating profit before taxes for Optima, Baja Pacific and Oriente shall be consolidated in accordance with generally accepted accounting principles applied in the same manner as used prior to the acquisition of Pacific Baja by Turbodyne. No expenses shall be considered in this calculation that are not direct expenses of Pacific Baja, Baja Pacific, Optima or Oriente, and no Turbodyne overhead will be charged.
Any contracts with Turbodyne or any Turbodyne affiliate will be at arm's length rates for this calculation. Such consolidated net profit shall be calculated on a calendar year basis during the term of this agreement except that the bonus for 1999 shall be calculated on the period January 1, 1999, through August 31, 1999, if Mr. Joyce is employed by Pacific Baja or any of the subsidiaries on August 31, 1999. If Mr. Joyce is employed by Pacific Baja or any of the subsidiaries as of the last day of the applicable calendar year then he shall be entitled to a bonus equal to a percentage of his annual base salary (i.e., $150,000.00). Mr. Joyce's cash bonus shall be determined in accordance with tile following schedule:

          Consolidated                  Percentage
           NET PROFIT                   BASE SALARY
          ------------                  -----------
          $0 or less                        0%
          $1 - $500,000                     25%
          $500,001 - $1,000,000             50%
          $1,000,001 - $2,500,000           80%
          $2,500,001 - $5,500,000           100%
          $5,500,001 +                      150%

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
The cash bonus shall be calculated within thirty (30) days following each calendar year and paid in full within sixty (60) days following each calendar year.

          2. STOCK OPTIONS. Mr. Joyce shall be entitled to options to acquire 150,000 shares of stock in Turbodyne Technologies, Inc., at the rate of 50,000 shares on the date of this agreement, and 50,000 shares on each of the next two anniversary dates of this agreement. The option price shall be the average price of Turbodyne stock on the Vancouver Stock Exchange in the ten-day period preceding the option date. The options shall be in effect for the three-year period subsequent to the execution of this Agreement. It is understood that Turbodyne is acquiring Pacific Baja and this stock option is intended to give Mr. Joyce an incentive to manage Pacific Baja and its subsidiaries to the benefit of Turbodyne. To the extent Turbodyne registers any stock in the United States or Canada under any registration statement filed ninety (90) days or more after the date of closing of the acquisition of Pacific Baja by Turbodyne, Turbodyne agrees to register sufficient shares to cover the options herein described. Turbodyne agrees to implement an Incentive Stock Option plan within twelve (12) months from the date of execution of this Agreement to conform to Internal Revenue Code Section 422. The options are granted in consideration of the execution of this contract and will survive Mr. Joyce's termination.

               a. STOCK FREE AND CLEAR. Turbodyne represents that any shares referred to above will be issued to Mr. Joyce free and clear of any liens and encumbrances.

          3. SERVICES. Mr. Joyce will be hired as President and Chief Executive Officer of Pacific Baja and Baja Pacific/Optima Wheel/Oriente
Companies.      This means that Mr. Joyce will have general responsibility for the supervision and management of day by day operations, subject to the policy decisions made by the board of directors of Pacific Baja or its parent, Turbodyne. Mr. Joyce agrees to devote his full time and efforts to the successful development of Pacific Baja's business and not to seek any outside employment during the term of this agreement.

               a. LIMITED LIABILITY. With regard to the services to be performed by Mr. Joyce pursuant to the terms of this Agreement, shall not be liable to the Pacific Baja, Turbodyne, or any subsidiary, or to any third party, for any acts or omissions in the performance of the services on the part of Mr. Joyce, as long as said acts or omissions of Mr. Joyce are provided or undertaken in good faith or do not constitute willful misconduct. Mr. Joyce shall be entitled to rely on the items set forth in Corporations Code Section 309(b). The Corporation shall defend, indemnify (to the maximum extent permitted by California law) and hold Mr. Joyce and his agents and successors free and harmless from any and all obligations, costs, claims, judgments, attorney's fees, attachments or any other liability arising from or growing out of the services rendered to the Pacific Baja, Turbodyne, or any subsidiary, pursuant to the terms of this Agreement or in any way connected with the rendering of the services specified in this such services are provided or undertaken in good faith or do not constitute willful misconduct.

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
          4. TERM. This agreement shall commence as of execution and shall continue for a term of three (3) years thereafter, unless otherwise terminated as provided in paragraph 5 below.

          5. TERMINATIONS. This agreement shall be terminated upon the happening of any of the following events:

               a. Whenever Pacific Baja and Mr. Joyce shall mutually agree in writing to terminate this agreement;

               b.   Upon the death of Mr. Joyce;

               c.   At Pacific Baja's option, if Mr. Joyce shall suffer
permanent disability.    For purposes of this agreement "permanent disability"
shall be defined as Mr. Joyce's inability, by reason of physical or mental illness or other cause, to perform the majority of his usual duties. Pacific Baja's option shall be exercised in writing and delivered to Mr. Joyce and shall be effective upon delivery.

               d. For cause (i.e. substance abuse, repeated mismanagement, repeated failure to heed the policy directions of the Board of Directors, dishonesty, etc.), upon written notice which shall be effective upon delivery.

          Upon any such termination, Mr. Joyce shall be entitled to receive the compensation accrued but unpaid as of the date of his termination including a pro rata bonus, and shall not be entitled to any additional compensation, except as expressly provided in this agreement.

          6. AUTOMOBILE AND EXPENSES. Pacific Baja will provide Mr. Joyce with a new automobile and reimburse him for any reasonable related automobile expenses incurred on behalf of the business.

          7. MEDICAL INSURANCE. Mr. Joyce will continue to be insured for medical purposes under the existing company's insurance policy.

          8. COVENANT NOT TO COMPETE. During the term of this agreement, Mr. Joyce agrees not to compete against Turbodyne, Pacific BaJa, Optima, Baja Pacific or Oriente whether as an officer, shareholder, director, partner, sole proprietor, employee, or otherwise within a one hundred (100) mile radius of any current office or manufacturing plant of either Optima or BaJa Pacific. If Mr. Joyce breaches this agreement then Pacific Baja shall have the right to enjoin Mr. Joyce from any further competitive action.

          9. ARBITRATION. The parties shall use all reasonable efforts to resolve amicably any controversy or claim arising out of, relating to this Agreement, or the breach thereof. However, in the event such controversy or claim cannot be resolved by agreement of the parties, it shall be settled by arbitration in Los Angeles County, California, in accordance

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
with the then existing rules of the American Arbitration Association, except that the parties shall be entitled to all discovery to which they would normally be entitled in civil litigation in the California Superior Court. California law shall govern. Any judgment upon the award of the arbitrator may be rendered and enforced in any court having jurisdiction thereof.

          10. MISCELLANEOUS. If any party breaches this agreement the prevailing party shall be entitled to reasonable attorney's fees and costs incurred in connection with such breach. No amendment of this agreement shall be valid unless made in writing and signed by all parties hereto. The parties agree that this supersedes any prior oral or written conversations or agreements between the parties regarding employment. This agreement shall be construed in accordance with the laws of the State of California.

          This Agreement will be binding on the successors in interest of the parties.


               EMPLOYER: PACIFIC BAJA ACQUISITION CORP.


                              By
                                --------------------------------
                                   Leon E. Nowek, President


               EMPLOYEE:
                              ----------------------------------
                                   MICHAEL JOYCE



          Turbodyne Technologies, Inc., hereby agrees to the foregoing and specifically agrees to the stock option provisions.


                              TURBODYNE TECHNOLOGIES, INC.
                              By its authorized signatories


                              By
                                 -----------------------------
                                   Director


                              By
                                 ------------------------------
                                   Director
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